UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________________________________

SCHEDULE 14F-1
________________________________________

 INFORMATION STATEMENT
PURSUANT TO SECTION 14F-1 OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

Date of report (Date of earliest event reported):  June 17, 2010

STEELE RECORDING CORPORATION
(Exact Name of Registrant as Specified in Charter)

Nevada	333-143970	75-3232682
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2101 Arrowhead Drive, Suite 101 Carson City, Nevada	89706
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (530) 903-4772

3504 South 5175 West
Cedar City, Utah 84720
 (Registrant’s former address and telephone number)

GENERAL

This Information statement is being mailed on or about June 18, 2010 to the holders of record as of June 18, 2010, of the common stock (the “Common Stock”) of Steele Recording Corporation, a Nevada corporation (the “Company”). You are receiving this Information Statement in connection with the Company’s intention to appoint new directors to the Board of Directors of the Company (the “Designees”) who together, will represent two-thirds of the three-member Board. This change of Directors is occasioned by the Reorganization of the Company with Steele Resource, Inc., a Nevada corporation (“SRI”).

No action is required by the stockholders of the Company in connection with the appointment of the Designees to the Board. However, Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires the mailing to the Company’s stockholders of this Information Statement not less than ten (10) days prior to the change in a majority of the Company’s directors otherwise than at a meeting of the Company’s stockholders.

REORGANIZATION OF COMPANY WITH SRI

On June 17, 2010 the Company entered into and consummated a Plan and Agreement of Reorganization between the Company and SRI and certain stockholders of SRI (the “Reorganization”). Pursuant to the Reorganization, the Company acquired all of the issued and outstanding shares of SRI in exchange for 5,730,000 shares of the common stock of the Company in a tax-free exchange under Section 368(a)(1)(B) of the Internal Revenue Code. As a result of the Reorganization, SRI became a wholly-owned subsidiary of the Company and the four former stockholders of SRI now own, in the aggregate, approximately 60% of the Company’s outstanding common stock. In conjunction with this Reorganization, Mack Steele resigned as an officer of the Company and the Board appointed Pauline Schneider as the new Chief Financial Officer and Corporate Secretary.

As a result of the Reorganization, it is expected that on or about July 1, 2010, Mr. Steele will resign from the board of directors and Pauline Schneider and David McClelland will be appointed to the Company’s board of directors which will represent a change in the majority of the Company’s directors.

VOTING SECURITIES OF THE COMPANY

Prior to the Reorganization there were 12,320,000 shares of the Company’s common stock issued and outstanding. Each share of common stock entitles the holder thereof to one vote on each matter presented for stockholder approval.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AFTER THE REORGANIZATION

The following tables set forth as of June 17, 2010, the ownership of the Company’s  common stock by each person known  to be the beneficial owner of more than 5% of the Company’s  outstanding common stock, its current and proposed directors, and its executive officers and directors as a group.  To the Company’s best knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise noted. Except for changes resulting from the current Reorganization, there are no known pending or anticipated arrangements that may cause a change in control.

Name and Address	Number of Shares Owned Beneficially	Percentages Before Reorg	Percentages After Reorg (1)
Peter Kristensen, CEO and Director PO Box 711031 Cottonwood Heights, UT 84171	1,500,000	81%	15.7%
Pauline Schneider, CFO and Director (2) 2318 Curtis Street Denver, CO 80205	-0-	--	--
David McClelland, Director (2) 2101 Arrowhead Drive, Suite 101 Carson City, NV 89706	2,398,000	0%	25.1%
Macke Steele, Director 3504 South 5175 West Cedar City, UT 84720	-0-	--	--
All Executive Officers and Directors as a group (4 people)	3,898,000	81%	40.8%
Stockholders owning 5% or more
A.Scott Dockter 3090 Boeing Road Cameron Park, CA 95682	3,182,000	0%	33.3%

(1)  Assumes the issuance of 5,730,000 shares in the Reorganization.
(2)   Proposed Directors

NEW DIRECTORS AND OFFICERS OF THE COMPANY

As a result of the Reorganization transaction described above, on June 17, 2010 Mack Steele resigned as Secretary/Treasurer of the Company and on June 17, 2010 the Board appointed Pauline Schneider as the new Chief Financial Officer and Corporate Secretary. Mr. Peter Kristensen will remain as the Company’s President and CEO and a Director. These management changes are being disclosed to satisfy the requirements of Regulation 14F-1 under the Proxy Rules of the US Securities and Exchange Commission with notice of these current and proposed changes in management being mailed to each of the existing stockholders of the Company.

Background information on each of the Officers and Director Designees of the Company is set forth below.

Peter Kristensen, age 48, will continue to serve as a Director of the Company and, as of June 15, 2010, relinquished his position as President /CEO of Steele Recording Corporation and assumed the position of Vice President of Administration. He is an international consultant to the alternative energy sector, with many years of executive management experience including serving on the Board of Directors of several companies. He has an extensive background in corporate reorganizations, finance and business development. Mr. Kristensen received his Bachelors of Science Degree in Geophysical Engineering in 1985 from the University of Utah. Mr. Kristensen is not currently an officer or director of any other reporting company.

Pauline Schneider, age 54, was appointed as the Chief Financial Officer and Corporate Secretary of Steele Recording Corp. on June 17, 2010 as a result of the Reorganization and will be appointed a Director as of July 1, 2010. During the past seventeen years, Ms. Schneider has served in an executive capacity with several private and public companies and since June 2008 has been an independent consultant to various corporations for which she provides accounting and business advisory services.  From May 2007 through June 2008 she served as a management consultant for House of Taylor Jewelry, Inc., a public company where she was the Chief Financial Officer from October 2005 through April 2007. As CFO of House of Taylor Jewelry, Ms. Schneider was responsible for all accounting, administrative and financial reporting functions, including SEC compliance and listing on the Nasdaq National Market.  House of Taylor Jewelry filed for Chapter 7 bankruptcy in November, 2008, 18 months after Ms. Schneider’s resignation as CFO. Ms. Schneider served as Vice President of Finance for PRB Gas Transportation Inc. from June 2004 through August 2005 where she saw the company through three rounds of private financing, an initial public offering, two material acquisitions, and listing on the American Stock Exchange.

David McClelland, age 45, will be appointed a Director as of July 1, 2010 as a result of the Reorganization. Mr. McClelland also serves as the President and CEO and a Director of the Company’s wholly-owned subsidiary, SRI which is a company formed to acquire leases in and provide pre-production services to exploration properties located in Nevada. He is also Vice President of DuraRock Resources, Inc., however, he expects to spend the majority of his time fulfilling his duties as President of SRI. Mr. McClelland has more than 25 years experience in the construction and mining industries. His extensive engineering, exploration, and operation background are key elements as the Company’s business strategy of pursuing exploration projects in the Nevada area. He was a shift supervisor for Firstgold from October, 2008 to June, 2009. He has owned and operated his own exploration company, is currently a licensed contractor in the state of Nevada, and brings a considerable amount of industry “know how” to the Company’s team.

At the present time, Mr. Kristensen serves as both the principal executive officer and chairman of the Board. Due to Mr. Kristensen’s and Mr. Steele’s officer positions with the Company, neither would be deemed an “independent director” as defined under SEC Regulations. Furthermore, neither of the Director Designees would qualify as an “independent director” due to their officer positions with the Company or its wholly-owned subsidiary SRI. However, due to the limited business operations of the Company, three Directors, all of whom also serve as officers of the Company or its subsidiary, is deemed appropriate.The Board of Directors does not currently have an Audit Committee or a designated financial expert nor does it have a Nominating Committee or Compensation Committee as these functions are provided by the Board due to the limited operations of the Company.

During the current fiscal year the Board has held two Special Meetings and acted by Unanimous Written Consent four times.

The Board has not established a process for stockholders to send communications to the Board of Directors since, with only 40 stockholders, such a process is deemed unnecessary.

COMPENSATION OF OFFICERS AND DIRECTORS

The Company has not paid cash compensation to its officers in the past but will pay cash compensation to its officers in the future as determined and approved by the Company’s Board of Directors. The Company may also enter into employment agreements with certain of its key executives.

The Company’s Board will determine compensation levels and components for Named Executive Officers (“NEOs”) to attract, retain, and motivate talent in our competitive market environment while focusing the management team and SRI on the creation of long-term value for stockholders.  Positions included as NEOs during 2010 will include: Chief Executive Officer, Chief Financial Officer and Vice Presidents.  Other positions may be added as business conditions warrant. If an NEO is also a Director, such NEO will abstain from participating in or voting on his/her own compensation package.

Our Board will apply four elements to the determination of compensation for NEO’s: base salary (cash), short-term incentives (bonus – cash, equity, or both), long-term incentives (options), and benefits.  The total compensation package will reflect the Company’s “Pay for Performance” philosophy, which is to couple employee rewards with the interests of stockholders. We believe strongly that retention and motivation of successful employees is in the long-term interest of stockholders.  Further, we believe in development and internal promotion of proven, existing employees whenever optimal for the interests of the Company.  When cash flow permits, the Board will target the total compensation level over time to be competitive with comparable companies in our industry segments and geographic locations.

The Company has no long-term compensation or retirement plans or stock incentive plans at the present time.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceeding in which any Director, Designee, officer or affiliate of the Company, or any owner of record or beneficially of more than 5% of the Company’s common stock, or any associate of any Director, Designee, officer or affiliate of the Company is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

TRANSACTIONS WITH MANAGEMENT AND OTHERS

Since the beginning of the Company’s fiscal year, there has been no transactions, nor any currently proposed transactions between the Company and any director, executive officer or Designee involving an amount in excess of $120,000.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company’s Directors, executive officers and persons owning 10% or more of its outstanding common stock to file with the SEC reports of ownership and changes in ownership of the Common Stock and other equity securities of the Company. Officers, Directors and 10% stockholders are required by SEC Regulations to furnish the Company with copies of all Section 16(a) forms they file. The information in this section is based solely upon a review of the Forms 3, 4 and 5 shown as filed on the SEC EDGAR Reporting System.

On May 18, 2010 Macke Steele sold 10,000,000 shares of the Company’s common stock. A Form 4 reporting this change of ownership was due to be filed on or before May 20, 2010. The Form 4 was not filed until May 21, 2010.

OTHER INFORMATION

The Company files periodic reports and other documents with the SEC. You may review or obtain a copy of these reports by accessing the SEC’s website which can be found at http://www.sec.gov.

Dated: June 18, 2010

By Order of the Board of Directors

/s/ Peter Kristensen
Peter Kristensen, Chairman